Exhibit 5.1

LAW FIRM

SUNDKROGSGADE 5
DK-2100 COPENHAGEN Ø
DENMARK
Invitel Holdings A/S	TEL +45 70 12 12 11
Teglholmsgade 1	FAX +45 70 12 13 11
DK - 2450 Copenhagen SV
Attn. Board of Directors

CL@KROMANNREUMERT.COM WWW.KROMANNREUMERT.COM

13 March 2009 189253 CL/svo Doc no: 1744757-7

Dear Sirs,

INVITEL HOLDINGS A/S

We have acted as Danish legal counsel for Invitel Holdings A/S, company registration no. (CVR) 31 58 62 24, a company organized and existing under the laws of Denmark (the “Company”), in connection with issuance of new stock subscription rights in the Company (the “Options”) to certain current or former employees or directors of HUNGARIAN TELEPHONE AND CABLE CORP., a Delaware corporation (“HTCC Delaware”) or its subsidiaries, in connection with a reorganization of HTCC Delaware. The Options have been issued as substitution for HTCC Delaware options issued under the three different stock option programs, as these HTCC Delaware options were subsequently cancelled.

The Options grant a right to subscribe for up to 595,000 shares with each a nominal value of EUR 0.01, i.e. with a total nominal value of up to EUR 5,950 shares (the “Shares”). The further terms and conditions governing the subscription, grant and exercise of the Options and the consequent cash capital increase are set out in appendix 1 of the Company’s Articles of Association (“Appendix 1).

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COPENHAGEN         ÅRHUS         LONDON        BRUSSELS

1.	DOCUMENTS

For the purpose of this opinion, we have examined the following documents (the “Documents”):

1.1	minutes of a general meeting of the Company of 24 February 2009 approving the issuance of the Options and, if the Options are exercised, the Shares (the “Minutes”);

1.2	the Company’s articles of association adopted at a general meeting dated 24 February 2009 (“Articles of Association”), including Appendix 1 thereto;

1.3	all such other documents and records as we have deemed necessary or appropriate for the purpose of this opinion.

2.	ASSUMPTIONS

In considering the above Documents for the purpose of delivering this opinion, we have assumed:

2.1	that all relevant Documents are within the capacity and powers of, and have been validly authorised, executed and delivered by each party thereto other than the Company;

2.2	that all relevant Documents have been or will be executed in the same form and with the same contents as that examined by us for the purpose of this opinion;

2.3	that if we have examined copies that copies are accurate copies of the originals and that the originals are duly signed;

2.4	all relevant Documents present a complete, true and fair view of the matters regarding the Company;

2.5	that the resolutions contained in the Minutes remain in full force and effect and have not been rescinded or amended;

2.6	that there is no provision of the law of any jurisdiction, other than Denmark, which would have any implication in relation to the opinions expressed herein;

2.7	the due compliance of all matters with, and validity and binding effect under, such laws other than the laws of Denmark as govern any matter in respect of which we are opining;

2.8	that the issue of Shares will be consummated in accordance with the terms as described in Appendix 1 of the Company’s Articles of Association and that none of the terms and conditions contained therein have been modified in any respect; and

2.9	the due registration of the Shares with the Danish Commerce and Companies Agency (in Danish “Erhvervs- og Selskabsstyrelsen”) and VP Securities Service (in Danish “Værdipapircentralen”) upon exercise of the Options.

3.	OPINION

Based on the foregoing assumptions and subject to the qualifications below, we are of the opinion that with respect to Danish law:

3.1	the Company is duly organised and validly existing as a public company (in Danish “Aktieselskab”) with limited liability under the laws of Denmark, has the corporate power and authority to own its property, is capable of suing and being sued;

3.2	upon (i) exercise of the Options, (ii) subscription of the Shares, (iii) payment of the subscription price for the Shares, (iv) the issuance and delivery of the Shares in accordance with the terms set out in Appendix 1 of the Articles of Association, (v) registration of the Shares with the Danish Commerce and Companies Agency (in Danish “Erhvervs- og Selskabsstyrelsen”) and VP Securities Service (in Danish “Værdipapircentralen”) and (vi) registration of the Shares in the Company’s register of shareholders, such Shares will be validly issued, fully paid and non-assessable.

4.	QUALIFICATIONS

This opinion is subject to the following additional qualifications:

4.1	in rendering this opinion we have relied as to certain matters on information obtained from the Company and other sources reasonably believed by us to be credible;

4.2	the enforcement of agreements is limited by mandatory provisions of Danish bankruptcy law and other laws relating to or affecting the enforcement of creditors’ rights generally and subject to the effect of general principles of equity and good faith;

4.3	the opinion does not purport to address all Danish legal consequences of the Options and the issuance of Shares and is strictly limited to the matters stated herein and may not be read as extending by implication to any matters not specifically covered and provides no assurance that the opinion expressed will be accepted by the relevant Danish authorities or, if challenged, by the courts;

4.4	the term “non-assessable” is not a legal concept under Danish law. When the Shares are being described herein as being “non-assessable”, such term means that, subject to any contrary provision in any agreement between the Company and any one of its shareholders holding any of the Shares (but only with respect to such shareholder), that no further sums are payable to the Company with respect to the holding of such Shares;

4.5	it is limited to matters of the laws of Denmark (excluding Greenland and the Faroe Islands) as in effect and applied on the date of this opinion and we express no opinion with respect to the laws of any other jurisdiction, nor have we made any investigation as to any laws other than the laws of Denmark; and

4.6	Danish courts may request an authorised translation of any document into Danish, in order for the courts to rule on the issues brought before them.

We are qualified to practise law in the Kingdom of Denmark.

This opinion and any disputes arising out or in connection herewith shall be governed by, construed and decided upon in accordance with Danish law. Any legal suit, action or proceeding against us arising out of or based upon this opinion shall be exclusively instituted in a Danish court or in state or federal courts of the U.S. which would hold jurisdiction over such proceedings.

This opinion is issued for the benefit of the recipient in connection with the Company’s filing of an amendment no. 3 to its Registration Statement number 333-29885, amendment no. 3 to its Registration Statement number 333-81813, amendment no. 3 to its Registration Statement number 333-54688 and amendment no. 1 to its Registration Statement number 333-115871 (jointly the “Amendments”) under the US Securities Act of 1933, and may not be relied upon by anyone in any other context nor used for any other purpose.

We hereby consent to the filing of this opinion as an exhibit to the Amendments.

Kromann Reumert’s liability for any and all claims arising out of this opinion is limited to a maximum of DKK 50 million in total. Claims can only be raised against Kromann Reumert law firm and not against any partner or employee of Kromann Reumert.

Yours sincerely

Kromann Reumert

/s/ Christian Lundgren
Christian Lundgren

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